SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Datawatch Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

237917208

(CUSIP Number)

Richard N. Sayles

KVO Capital Management, LLC

33 S. Main Street

Hanover, NH 03755

(603) 643-0500

with a copy to:

Alexander S. Glovsky, Esq.

Nutter, McClennen & Fish, LLP

World Trade center West

155 Seaport Boulevard

Boston, MA  02210

(617) 439-2618

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 20, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 237917208

(1)	Names of Reporting Persons: KVO Capital Management, LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds (See Instructions): OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power: 342,345

	(8)	Shared Voting Power: 0 (see Item 5)

	(9)	Sole Dispositive Power: 342,345

	(10)	Shared Dispositive Power: 0 (see Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 342,345 (see Item 5)

(12)	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)

(13)	Percent of Class Represented by Amount in Row 11: 5.76%

(14)	Type of Reporting Person (See Instructions): IA

CUSIP No. 237917208

(1)	Names of Reporting Persons: Kernan V. Oberting

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds (See Instructions): OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power: 0

	(8)	Shared Voting Power: 342,345 (See Item 5)

	(9)	Sole Dispositive Power: 0

	(10)	Shared Dispositive Power: 342,345 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 342,345 (See Item 5)

(12)	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)

(13)	Percent of Class Represented by Amount in Row 11: 5.76%

(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 237917208

(1)	Names of Reporting Persons: Robert B. Ashton

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds (See Instructions): PF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power:

	(8)	Shared Voting Power: 31,235 (See Item 5)

	(9)	Sole Dispositive Power:

	(10)	Shared Dispositive Power: 31,235 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 31,235 (See Item 5)

(12)	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)

(13)	Percent of Class Represented by Amount in Row 11: 0.53%

(14)	Type of Reporting Person (See Instructions): IN

Item 1. Security and Issuer

Security: Common Stock, $0.01 par value per share

Issuer: Datawatch Software

271 Mill Road

Chelmsford, MA 01824

Item 2. Identity and Background

Item 2 is hereby amended and restated in its entirety to read as follows:

(a) Name of person filing

(b) Residence or business address

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted

(f) Citizenship

KVO Capital Management, LLC

33 S. Main Street

Hanover, NH 03755

Citizenship: Delaware

Kernan V. Oberting

c/o KVO Capital Management, LLC

33 S. Main Street

Hanover, NH 03755

Present occupation: Managing Member, KVO Capital Management, LLC

Citizenship: United States

Robert B. Ashton

c/o KVO Capital Management, LLC

33 S. Main Street

Hanover, NH 03755

Present occupation: Portfolio Manager, KVO Capital Management, LLC

Citizenship: United States

(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case;

None of the reporting persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

During the last five years, none of the reporting persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

This statement is filed by KVO Capital Management, LLC (“KVO”), Kernan V. Oberting (“Mr. Oberting”) and Robert B. Ashton (“Mr. Ashton”).  KVO, Mr. Oberting and Mr. Ashton have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The executive officers of KVO are Mr. Oberting, whose information appears above, and Richard N. Sayles (“Mr. Sayles”), chief compliance officer.  The business address of Mr. Sayles is 33 S. Main Street, Hanover, NH 03755, and he is a citizen of the United States.  To the knowledge of the undersigned, during the last five years, Mr. Sayles has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety to read as follows:

State the source and the amount of funds or other consideration used or to be used in making the purchases, and if any part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, a description of the transaction and the names of the parties thereto. Where material, such information should also be provided with respect to prior acquisitions not previously reported pursuant to this regulation. If the source of all or any part of the funds is a loan made in the ordinary course of business by a bank, as defined in Section 3(a)(6) of the Act, the name of the bank shall not be made available to the public if the person at the time of filing the statement so requests in writing and files such request, naming such bank, with the Secretary of the Commission. If the securities were acquired other than by purchase, describe the method of acquisition.

The aggregate purchase price of the 342,345 shares purchased by KVO to date was $843,107 (including commissions).  The source of funding for the purchase of these shares was the investment capital contained in the respective accounts, including $253,709 received upon the sale of 329,842 shares of Datawatch (See Appendix A for a list of KVO’s transactions in the securities during the last 60 days).

All of the shares reported on this Schedule 13D are held by KVO in margin accounts. Such margin accounts may from time to time have debit balances. Since other securities are held in such margin accounts, it is not possible to determine the amounts, if any, of margin used with respect to the purchase of the shares.

Item 4. Purpose of Transaction

State the purpose or purposes of the acquisition of securities of the issuer.

The shares were acquired for investment purposes.

Describe any plans or proposals which the reporting persons may have which relate to or would result in:

a.               The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

b.               An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

c.               A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

d.               Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e.               Any material change in the present capitalization or dividend policy of the issuer;

f.                 Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

g.              Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

h.              Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i.                 A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j.                  Any action similar to any of those enumerated above.

The shares of common stock of Datawatch Corporation (referred to herein as “Datawatch,” the “Issuer” or the “Company”) covered by this Schedule 13D were acquired by the Reporting Person for investment purposes in the ordinary course of business.

We will continue to consider various alternative courses of action with respect to our investment as we deem appropriate in light of the circumstances existing from time to time. Such actions may include seeking to purchase additional shares of common stock of Datawatch, seeking to acquire all of the outstanding common stock of Datawatch, or, alternatively, seeking to sell all or a portion of the shares we hold, in any such case, in open market or privately negotiated transactions. In determining whether to purchase or sell common stock, we will consider various relevant factors, including our evaluation of Datawatch’s business, prospects and financial condition, amounts and prices of available securities, other opportunities available to us and general market and economic conditions.

As we continue to evaluate Datawatch, our investment in the Company and whether to purchase or sell common stock or otherwise pursue any plan or proposal of the nature set forth in clauses (a) through (j) of Item 4 of Schedule 13D, we except to have discussions with Datawatch’s management, its Board of Directors, industry analysts, and potential acquirers, investors or strategic partners regarding the Company’s current plan of operation as well as certain significant corporate actions, including, without limitation, the merger or sale of the Company.

Except as set forth above, the reporting persons have no current plans, proposals or arrangements that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although the reporting persons do not rule out the possibility of effecting or seeking to effect any such actions in the future.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

(a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section13(d)(3) of the Act;

(b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

KVO

a.               Amount beneficially owned: 342,345 (1)(2)

b.              Percent of class: 5.76%

c.               Number of shares as to which such person has:

i.                  Sole power to vote or to direct the vote: 342,345 (1)(2)

ii.               Shared power to vote or to direct the vote: 0

iii.            Sole power to dispose or to direct the disposition of: 342,345 (1)(2)

iv.           Shared power to dispose or to direct the disposition of: 0

(1)                                  Includes 311,110 shares held in other private accounts over which KVO has both voting and dispositive power pursuant to contract.  KVO’s voting and dispositive power over these shares is revocable on or after December 31, 2010.

(2)                                  Includes 31,235 shares held in a private account for the benefit of Robert B. Ashton, a portfolio manager of KVO, over whose shares KVO has voting and dispositive power during the term of Mr. Ashton’s employment.  Mr. Ashton’s employment will cease on September 1, 2010, at which time KVO’s control over such shares will also cease.  Upon the cessation of Mr. Ashton’s employment, no further agreement, arrangement or understanding with respect to the securities of the issuer remained between KVO and Mr. Ashton.  Statements on Schedule 13D with respect to securities of Datawatch Corporation reported by KVO on or after September 1, 2010 will not include Mr. Ashton as he will no longer constitute a member of a “group” as defined by Section 13(d) and Rule 13(d)-5(b)(1) with KVO or Mr. Oberting.

Kernan V. Oberting

a.               Amount beneficially owned: 311,110 (3)

b.              Percent of class:  5.23%

c.               Number of shares as to which such person has:

i.                                          Sole power to vote or to direct the vote: 0

ii.                                       Shared power to vote or to direct the vote: 311,110 (3)

iii.                                    Sole power to dispose or to direct the disposition of: 0

iv.                                   Shared power to dispose or to direct the disposition of: 311,110 (3)

(3)                                  Mr. Oberting is the Managing Member of KVO.  By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934 (the “Exchange Act”), Mr. Oberting may be deemed to beneficially own all of the shares that KVO is deemed to beneficially own.  Mr. Oberting disclaims beneficial ownership of any of the securities covered by this Schedule 13D.

Robert B. Ashton

a.               Amount beneficially owned: 31,235 (4)

b.              Percent of class: 0.53%

c.               Number of shares as to which such person has:

i.                                          Sole power to vote or to direct the vote: 0

ii.                                       Shared power to vote or to direct the vote: 31,235 (4)

iii.                                    Sole power to dispose or to direct the disposition of: 0

iv.                                   Shared power to dispose or to direct the disposition of: 31,235 (4)

(4)                                  The group to which this Schedule 13D originally related included Robert B. Ashton, over whose shares KVO has voting and dispositive power during the term of Mr. Ashton’s employment.  Mr. Ashton’s employment will cease on September 1, 2010, at which time KVO’s control over such shares will also cease.  Upon the cessation of Mr. Ashton’s employment, no further agreement, arrangement or understanding with respect to the securities of the issuer remained between KVO and Mr. Ashton.  Statements on Schedule 13D with respect to securities of Datawatch Corporation reported by KVO on or after September 1, 2010 will not include Mr. Ashton as he will no longer constitute a member of a “group” as defined by Section 13(d) and Rule 13(d)-5(b)(1) with KVO or Mr. Oberting.

(c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the persons named in response to paragraph (a).

See Appendix A for a list of transactions effected by KVO for the private accounts during the past 60 days.

(d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

Not applicable

(e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety to read as follows:

Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Agreements between the Reporting Persons

KVO has both voting and dispositive power pursuant to contract over all shares held in other private accounts.  KVO’s voting and dispositive power over these shares is revocable on or after December 31, 2010.

The group to which this Schedule 13D originally related included Robert B. Ashton, over whose shares KVO has voting and dispositive power during the term of Mr. Ashton’s employment.  Mr. Ashton’s employment will cease on September 1, 2010, at which time KVO’s control over such shares will also cease.  Upon the cessation of Mr. Ashton’s employment, no further contract, arrangement, understanding or relationship with respect to the securities of the issuer will remain between KVO or Mr. Oberting and Mr. Ashton.  Statements on Schedule 13D with respect to securities of Datawatch Corporation reported by KVO on or after September 1, 2010 will not include Mr. Ashton as he will no longer constitute a member of a “group” as defined by Section 13(d) and Rule 13(d)-5(b)(1) with KVO or Mr. Oberting.

Item 7. Material to be Filed as Exhibits.

99.1                           Joint Filing Agreement

Appendix A

Transactions in Datawatch Corporation common stock by KVO (1)

Transaction Date	No. of Shares	Purchase/Sale	Price per Share	Total Price
May 11, 2010	654	Sale	$2.2500	$1,471.50
May 11, 2010	5,840	Sale	2.2500	13,140.00
May 11, 2010	706	Sale	2.2500	1,588.50
May 12, 2010	409	Sale	2.2500	920.25
May 12, 2010	3,650	Sale	2.2500	8,212.50
May 12, 2010	441	Sale	2.2500	992.25
May 14, 2010	754	Sale	2.5004	1,885.30
May 14, 2010	6,733	Sale	2.5004	16,835.19
May 14, 2010	813	Sale	2.5004	2,032.83
May 17, 2010	300	Sale	2.5167	755.01
May 18, 2010	2,243	Sale	2.4900	5,585.07
May 18, 2010	20,034	Sale	2.4900	49,884.66
May 18, 2010	2,423	Sale	2.4900	6,033.27
May 19, 2010	720	Sale	2.5025	1,801.80
May 20, 2010	3,220	Sale	2.3445	7,549.29
May 20, 2010	912	Sale	2.3000	2,097.60
May 20, 2010	28,762	Sale	2.3445	67,432.51
May 20, 2010	8,126	Sale	2.3000	18,689.80
May 20, 2010	4,324	Sale	2.3445	10,137.62
May 20, 2010	962	Sale	2.3000	2,212.60
May 21, 2010	492	Sale	2.3207	1,141.78
May 21, 2010	4,389	Sale	2.3207	10,185.55
May 21, 2010	519	Sale	2.3207	1,204.44

(1)  KVO holds both voting and dispositive power pursuant to contract over 31,235 shares held in a private account on behalf of Robert Ashton, a portfolio manager with KVO.  KVO’s voting and dispositive power over these shares is revocable upon the termination of his employment with KVO.  Mr. Ashton’s employment with KVO will cease effective as of September 1, 2010, at which time KVO’s control over such shares will also cease.  Upon the cessation of Mr. Ashton’s employment, no further contract, arrangement, understanding or relationship with respect to the securities of the issuer will remain between KVO or Mr. Oberting and Mr. Ashton.  Statements on Schedule 13D with respect to securities of Datawatch Corporation reported by KVO on or after September 1, 2010 will not include Mr. Ashton as he will no longer constitute a member of a “group” as defined by Section 13(d) and Rule 13(d)-5(b)(1) with KVO or Mr. Oberting.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KVO CAPITAL MANAGEMENT, LLC

Date: August 13, 2010	By:	/s/ Kernan V. Oberting
Name: Kernan V. Oberting
Its: Managing Member

Date: August 13, 2010	/s/ Kernan V. Oberting
Kernan V. Oberting

Date: August 13, 2010	/s/ Robert B. Ashton
Robert B. Ashton